Konnected Inc.



ANNUAL REPORT

5718 Old Cheney Hwy

Orlando, FL 32807

0

https://konnected.io

This Annual Report is dated April 13, 2022.

BUSINESS

Konnected creates and sells innovative IoT devices that connect older wired technology to the smart home. The Company's flagship product, the Konnected Alarm Panel, allows do-it-yourselfers and professionals to retrofit a traditional wired security system and convert it to a smart home connected home monitoring and control system. The product is unique in the market of smart alarm systems in that it works universally by connecting to traditional wired sensors that are commonly found in residential and commercial buildings. Konnected's products are designed to be open and inter-operational with a multitude of consumer- and professional-grade home automation platforms, including SmartThings (by Samsung), Amazon's Alexa, and the open-source Home Assistant platform.

Launched on Kickstarter in 2017, Konnected has since achieved a cumulative $4 million in sales. Remaining small and focused with only 4 employees, Konnected has exceeded expectations since year one. With manufacturing partners based in Texas, they have served more than 25,000 customers globally.

The majority of Konnected's revenue is derived from direct-to-consumer sales of it's IoT alarm panel hardware and accessories. A growing B2B channel has presented new opportunities and visions for growth in 2021 and beyond.

The company holds a registered trademark in the United States for the Konnected logo.

Konnected Inc. is a C-Corporation that was incorporated in the state of Wyoming on September 11, 2017, with headquarters in Orlando, FL.

The Company is registered as a foreign corporation in Florida as "Konnected Smart Home, Inc."

Previous Offerings

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,533.28
Number of Securities Sold: 19,166
Use of proceeds: General operating account
Date: August 05, 2021
Offering exemption relied upon: Rule 701

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

YEAR ENDED DECEMBER 31, 2021 COMPARED TO YEAR ENDED DECEMBER 31, 2020

Revenue

Revenue recognized in fiscal year 2021 was $1,122,770 million compared to $1,090,005 in 2020, an increase of about 3%. Without a new product offering in 2021, sales growth was more modest than in previous years.

Cost of Goods Sold

Cost of goods sold in 2021 was $336,559 compared to $231,617 the previous year. The increase in COGS is in large part attributable to the supply chain shortages for electronic components caused by the COVID related disruptions. The company has had to pay more for some parts, purchase more parts in advance, or use pricier alternate parts during this unusual time.

Gross Margins

This year, the company reported "Other cost of sales" which includes transactional costs of sales like shipping and payment processing to arrive at a more inclusive gross profit/margin. In prior years, these costs were reported in G&A expenses and not part of gross profit.

After subtracting cost of goods sold and other costs of sales, gross profit in 2021 was $628,536, or about 56% of total net revenue. This is down 9 percentage points from 2020 of $707,474 or about 65% of net revenue. We have chosen to not raise prices and absorb the additional costs during this supply chain squeeze.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, cloud hosting and platforms, insurance, rents, R&D, and typical operational expenses. Total operating expenses in 2021 were $530,503 compared to $542,867 in 2020.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows and year-over-year growth will be indicative of the revenue, cash flows and growth expected for the future because we have worked hard to create a sustainable supply chain and organically grow our product demand and addressable market. Past cash was primarily generated through sales of physical product, and to a much lesser extent, 3rd-party subscription revenue. Our goal is to continue to grow product revenue with new and innovative products and use cases, while adding additional recurring revenue streams with additional value-added software and cloud services in the next 1-2 years.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $148,022.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company has no outstanding debt, except for operational credit cards that are generally paid off every month.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: Founder & CEO, Director
Dates of Service: September 11, 2017 - Present
Responsibilities: Principal inventor, owner, and operator-manager. Current compensation: $78,000 annual salary plus benefits.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock
Stockholder Name: Nathaniel Jason Clark
Amount and nature of Beneficial ownership: 3,930,100
Percent of class: 98.5

RELATED PARTY TRANSACTIONS

Name of Entity: Nathaniel Jason Clark
Relationship to Company: Director
Nature / amount of interest in the transaction: Company CEO and Director Nathaniel Clark borrowed $25,000 from the corporation on June 3, 2019. The loan was repaid in full on December 15, 2020.
Material Terms: No terms specified.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, Series FP Preferred Stock, and SAFE Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 5,600,000 with a total of 669,900 outstanding.

Voting Rights

one (1) vote per share. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

The total amount outstanding includes 282,584 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 298,250 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Class A Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Class A Common Stock

Dividends

Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in stock, subject to the provisions of the Articles of Incorporation and amendments thereto.

Class B Common Stock

The amount of security authorized is 4,000,000 with a total of 3,930,100 outstanding.

Voting Rights

ten (10) votes per share

Material Rights

Right to Convert

Right to convert to Class A Common Stock

Dividends

Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in stock, subject to the provisions of the Articles of Incorporation and amendments thereto.

Series FP Preferred Stock

The amount of security authorized is 400,000 with a total of 0 outstanding.

Voting Rights

ten (10) votes per share

Material Rights

Liquidation Preference

Distributions upon liquidation or dissolutions shall be distributed first to the holders of Series FP Preferred Stock until the amount of $1.00 per share shall have been so distributed, and second to the holders of FP Preferred Stock and Common Stock equally, identically, and ratably, on a per share basis as a single group. (See Exhibit F for details)

Right to Convert

Right to convert to Class A Common Stock

Dividends

Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in stock, subject to the provisions of the Articles of Incorporation and amendments thereto.

SAFE Notes

The security will convert into Safe preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $96,000.00

Maturity Date: October 13, 2027

Interest Rate: 0.0%

Discount Rate: 33.3%

Valuation Cap: $3,000,000.00

Conversion Trigger: $250,000

Material Rights

3.2 Liquidity Event.

3.2.1 If there is a Liquidity Event before the expiration or termination of this instrument, the Purchaser will, at its option, either

(A) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or

(B) automatically receive from the Company a number of shares of Common Stock equal to the Purchase

Amount divided by the Liquidity Price, if the Purchaser fails to select the cash option.

3.2.2 In connection with Section 3.2.1, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchaser and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then

(A) all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and

(B) the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

3.3 Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Purchaser and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 3.3.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the smart home security industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class A Common Stock in the amount of up to $1,069,998.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

While our main products have been on the market for several years, some of our products are still in development and/or prototype phase. It is possible that these products may never be offered on the market. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

While our IoT products are already in production and operational in tens of thousands of homes and businesses throughout the world, we're continuously refining and developing new products and improvements on existing products. Delays or cost overruns in the development and refinement of our IoT products and services and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, supply-chain constraints, changes to design, regulatory hurdles, and third-party integration partners. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Class A Common Stock that an investor is buying has voting rights attached to them. However, you have granted your vote by proxy to the CEO. Even if you were to receive control of your voting rights, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulation such as the FCC (Federal Communications Commission), CPSC (Consumer Product Safety Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet and IoT based business, we may be vulnerable to hackers who may access or disrupt our platform and/or devices. Further, any significant disruption in Konnected's service or vulnerabilities found in its products or computer systems could reduce the attractiveness of the products/platform and result in a loss of customers interested in using our products/platform. Further, we rely on a third-party technology provider to provide some of our cloud technology. Any disruptions of services or cyber-attacks either on our technology provider or on Konnected could harm our reputation and materially negatively impact our financial condition and business.

Third-party integrations and platforms may change or fail causing our products to work differently or not at all.

Our IoT products are designed to work with a multitude of third party platforms, which are not controlled or influenced by us. Any of our third party platform integrations may change, fail, shut down, restrict access, or otherwise degrade at any time and not necessarily with notice, resulting in our products working differently or not at all.

Our products are dependent on other 3rd-party products

The nature of our products are that they are most often used in conjunction with other 3rd-party products, such as physical sensors, as well as software platforms/products such as home automation hubs and controllers. Factors outside of our control could change the way our products work with other products, and could potentially reduce the functionality and utility of our product, making it less marketable.

We may be a target of criticism from incumbent industries

Our products are disruptive of a long-established industry, and some participants in that incumbent industry may seek to criticize or downplay our product's capabilities and may attempt to tarnish the company's brand.

We are subject to supply-chain shortages and delays

Our products require hundreds of electronic components that must be sourced from worldwide distributors and vendors. Supply shortages could delay, reduce, or eliminate our ability to produce enough product to meet customer demand, and may also drive up costs. Supply issues specifically in the semiconductor and microchip industries have been exacerbated in the last year due to the COVID-19 pandemic, and may continue indefinitely, putting our ability to meet demand at risk.

Company founder is critical to the company's performace

The Company's founder, Nate Clark, is critical to the company's performance, and an adverse event that removed or diminished, or incapacitated this individual will likely have a negative impact on your investment.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 13, 2022.

Konnected Inc.

By /s/ *Nathaniel Jason Clark*

      Name: <u>Konnected Inc.</u>

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

KONNECTED INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Konnected Inc.
Orlando, Florida

We have reviewed the accompanying financial statements of Konnected Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

SetApart Financial Services

March 23, 2022
Los Angeles, California
https://www.setapartfs.com/

KONNECTED INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	148,022	$	142,610
Accounts receivable—net		16,832		1,782
Inventories		251,773		250,470
Prepaids and other current assets		20,826		4,924
Total current assets		**437,454**		**399,787**
Property and equipment, net		952		1,368
Total assets	**$**	**438,406**	**$**	**401,155**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	62,013	$	101,385
Credit Card		22,032		36,033
Other current liabilities		22,713		50,793
Total current liabilities		**106,757**		**188,211**
Long term debt less current maturities		-		55,500
Total liabilities		**106,757**		**243,711**
STOCKHOLDERS EQUITY				
Common Stock Class A		0		
Common Stock Class B		39		40
Additional Paid In Capital		(38,674)		(49,359)
Retained earnings/(Accumulated Deficit)		370,283		206,763
Total stockholders' equity		**331,649**		**157,444**
Total liabilities and stockholders' equity	**$**	**438,406**	**$**	**401,155**

See accompanying notes to financial statements.

KONNECTED INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net revenue	$	1,122,770	$	1,090,005
Cost of goods sold		336,599		231,617
Other cost of sales		157,635		150,914
Gross profit		628,536		707,474
Operating expenses				
General and administrative		218,461		180,687
Wages and salaries		191,236		214,758
Sales and marketing		111,227		136,983
Research and development		9,577		10,438
Total operating expenses		530,503		542,867
Operating income/(loss)		98,034		164,607
Interest expense		-		-
Other Loss/(Income)		(65,487)		(22,144)
Income/(Loss) before provision for income taxes		163,520		186,751
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**163,520**	**$**	**186,751**

See accompanying notes to financial statements.

KONNECTED INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Class A		Common Stock Class B		Additional	earnings/ (Accumulated	Total Shareholder
	Shares	Amount	Shares	Amount	Paid In Capital	Deficit)	Equity
Balance—December 31, 2019			4,000,000 $	40	$ (57,660)	$ 20,012	$ (37,608)
Owner's draw					(2,500)		(2,500)
S-Corp Federal Tax Payments					(2,519)		(2,519)
Shared-Based Compensation					13,320		13,320
Net income/(loss)						186,751	186,751
Balance—December 31, 2020			4,000,000	40	(49,359)	$ 206,763	$ 157,444
Exercise of options	19,166 $	0			1,533		1,533
Shares conversion from Class B to Class A	69,900	1	(69,900)	(1)			0
S-Corp Federal Tax Payments					(5,244)		(5,244)
Shared-Based Compensation					14,396		14,396
Net income/(loss)						163,520	163,520
Balance—December 31, 2021	19,166 $	0	3,930,100 $	39	$ (38,674)	$ 370,283	$ 331,649

See accompanying notes to financial statements.

4

KONNECTED INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	163,520	$	186,751
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		4,750		4,999
Shared-based compensation		14,396		13,320
Changes in operating assets and liabilities:				
Accounts receivable		(15,050)		(1,619)
Inventory		(1,303)		(250,470)
Prepaid expenses and other current assets		(15,902)		(4,536)
Due from related parties		-		25,000
Accounts payable and accrued expenses		(39,373)		101,385
Credit Cards		(14,001)		(31,150)
Other current liabilities		(28,080)		(76,844)
Net cash provided/(used) by operating activities		**68,956**		**(33,164)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(4,334)		(4,338)
Net cash provided/(used) in investing activities		**(4,334)**		**(4,338)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans and Notes		-		55,500
Repayment of Loans and Notes		(55,500)		
Exercise of options		1,533		
Capital distribution		-		(2,500)
S-Corp Federal Tax Payments		(5,244)		(2,519)
Net cash provided/(used) by financing activities		**(59,210)**		**50,481**
Change in cash		5,412		12,978
Cash—beginning of year		142,610		129,632
Cash—end of year	**$**	**148,022**	**$**	**142,610**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Konnected Inc., was incorporated on September 11, 2017 in the state of Wyoming. The financial statements of Konnected Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orlando, Florida.

Konnected develops IoT (Internet-of-Things) products that integrate wired alarm system sensors and sirens to consumer smart home platforms. We allow homeowners to convert or connect their home's existing wired alarm system into a smart home connected alarm system with remote monitoring and control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks and cryptocurrency held. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Cryptocurrency

The company accepts some cryptocurrencies as a form of payment from customers, and holds cryptocurrency in a cryptocurrency wallet secured by a seed phrase in the company's possession. The value of cryptocurrency held is stated on the balance sheet in U.S. dollars and valued based on the current USD price stated by Coinbase at the end of the fiscal period.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Inventories

For the year ended December 31, 2021, inventories are valued at cost. Costs related to finished goods are determined using a moving average cost method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Where allowed under IRC Section 179, the company will depreciate the full value of equipment in the year purchased, and this depreciation is recorded on the financial statements. In all other cases,   depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furnitures and fixtures	5-7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Konnected Inc. is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies. The Company typically authorizes cash distribution(s) to S-corp shareholders equal to the amount of the shareholder's tax liability derived from the company's taxable income.

Financial statement entries related to "S-Corp Federal Tax Payments" indicate payments made to the IRS from company accounts on behalf of the shareholder to satisfy the shareholder's income tax liabilities for the amount of income tax that the company has determined was derived from the corporation's income.

Starting from January 1, 2022, the company elected to revoke the subchapter S election and be taxed as a C Corporation going forward.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the proceeds from sales of our product.

Cost of Sales

Costs of goods sold includes the landed cost of materials and inputs used and labor costs incurred via our contract manufacturer(s).

Other costs of sales include postage and shipping fees, packaging and shipping supplies, credit card processing fees, and 3rd party marketplace (Amazon) fees that are directly attributable to the sale, storage, and fulfillment of goods.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $111,227 and $136,983, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 14, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Raw materials	93,408	60,429
Work in progress	70,194	119,604
Finished goods	88,171	70,437
Total Inventories	**$ 251,773**	**$ 250,470**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepayments	13,071	1,240
Amazon Reserve Account	7,755	3,685
Total Prepaids Expenses and other Current Assts	**$ 20,826**	**$ 4,924**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Gift card liability	3,371	3,636
Pre-Order/Back Order Payments	-	34,828
Tax Liability	9,205	12,329
Retirement Contribution Liability	5,698	
The goods and services tax Canada	2,935	
Other current liabilities	1,504	-
Total Other Current Liabilities	**22,713**	**50,793**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021		2020	
Computer equipment	$	10,673	$	2,406
Furnitures and fixtures		3,224		7,157
Vehicles		20,000		20,000
Property and Equipment, at Cost		**33,897**		**29,563**
Accumulated depreciation		(32,945)		(28,195)
Property and Equipment, Net	$	**952**	$	**1,368**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $4,750 and $4,999, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares class A and class B with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 89,066 shares and 0 shares of Class A and 3,930,100 shares and 4,000,000 shares of class B have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 400,000 shares of Preferred Shares Series FP with $0.00001 par value. As of December 31, 2021, and December 31, 2020, none of the Preferred Shares have been issued and are outstanding.

7. SHAREBASED COMPENSATION

In 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 600,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public Company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	250,000	$ -	-
Granted	186,000	$ 0.08	
Execised	-		
Expired/Cancelled	(42,000)		-
Outstanding at December 31, 2020	394,000	$ 0.08	8.95
Exercisable Options at December 31, 2020	394,000	$ 0.08	8.95
Granted	15,000	$ 0.08	
Execised	(19,166)	$ 0.20	
Expired/Cancelled	(91,584)	$ 0.08	
Outstanding at December 31, 2021	298,250	$ 0.08	7.95
Exercisable Options at December 31, 2021	298,250	$ 0.08	7.95

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $ 14,396 and $ 13,230, respectively.

8. DEBT

The company had no debt as of December 31, 2021. The PPP loan received in 2020 was forgiven in 2021.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On June 30, 2019, the company entered into a lease agreement with 5718 Old Cheney Highway, LLC. The base rent is $1,081 per month (1,146.50 including sales tax). Commencing September 1, 2022, Base Rent shall increase by 4.0%. The lease agreement ends on   August 31, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 17,580
2023	11,720
2024	
Thereafter	-
Total future minimum operating lease payments	$ 29,300

Rent expenses were in the amount of $13,449 and $13,173 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 14, 2022, which is the date the financial statements were available to be issued.

On January 7, 2022, the company authorized to sell and offer up to $1,070,000 in Class A Common Stock (the "Securities") through an offering under Regulation Crowdfunding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Nathaniel Jason Clark, Principal Executive Officer of Konnected Inc., hereby certify that the financial statements of Konnected Inc. included in this Report are true and complete in all material respects.

Nathaniel Jason Clark

Chief Executive Officer